AM 3/24/2005

OMB APPROVAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
SEC FILE NUMBER
8- 66084



05041407

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Rucker Capital Partners, LLC
NAME OF BROKER-DEALER:

PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1704 Madaline Drive
(No. and Street)

Avenel (City) New Jersey (state) 07001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mose Rucker III **(732) 855-9241**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edwards, Stevens
(Name - if individual, state *last, first, middle name)*

37 Easbourne Drive (Address) Chestnut Ridge (City) New York (state) 10977 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2005
WASH., D.C. 185 SECTION

CHECK ONE:
[X] **Certified Public Accountant**
[ ] **Public Accountant**
[ ] **Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Mose Rucker III swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rucker Capital Partners, LLC as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Mose Rucker III

Chief Executive Officer

Title



Notary Public

PETER K. SHAM

Notary Public, State of New Jersey

My Commission Expires October 10, 2008

This report** contains (check all applicable boxes):

[X] (a) Facing page

[X] (b) Statement of Financial Condition.

[X] (c) Statement of Income (Loss).

[X] (d) Statement of Cash Flows.

[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[X] (g)Computation of Net Capital.

[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.

[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

[X] (l) An Oath or Affirmation.

[ ] (m)A copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEVEN EDWARDS, CPA
37 Eastbourne Drive
Chestnut Ridge, New York 10977

Mose Rucker III
Rucker Capital Partners, LLC

We have audited the accompanying statement of financial condition of Rucker Capital Partners, LLC as of December 31, 2004, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. U.S. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rucker Capital Partners, LLC at of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Steven Edwards CPA

Steven Edwards, CPA
Chestnut Ridge, New York 10977
February 28, 2005

Rucker Capital Partners, LLC
Statement of Financial Condition
December 31, 2004

Assets

Cash	$ 25,831
Prepaid expenses	100
Property and equipment, at cost, less accumulated depreciation of $119.	2,728
	$ 28,659

Liabilities and Members' Equity

Liabilities:	
Accounts payable	$ 10,323
	10,323
Members' equity:	
Members' contribution	9,697
Retained earnings	8,639
Total members' equity	18,336
	28,659

The accompanying notes are an integral part of these financial statements.

Rucker Capital Partners, LLC

Statement of Income

for the Year Ended December 31, 2004

Revenues:	
Commissions	$ 31,000
Interest	93
	31,093
Expenses:	
Communication and data processing	6,477
Occupancy	5,204
Fees and assessments	3,100
Other expenses	2,853
	17,634
Net income	$ 13,459

The accompanying notes are an integral part of these financial statements.

Rucker Capital Partners, LLC
Statement of Changes in Members' Equity
for the Year Ended December 31, 2004

	Members' Contribution	Retained Earnings	Total Members' Equity
Balances at January 1, 2004	$ 14,259	$ (4,820)	$ 9,439
Net income	-	13,459	$ 13,459
Members' contributions	5,088	-	$ 5,088
Members' distributions	(9,650)	-	$ (9,650)
Balance at December 31, 2004	$ 9,697	$ 8,639	$ 18,336

The accompanying notes are an integral part of these financial statements.

Rucker Capital Partners, LLC
Statement of Cash Flows
for the Year Ended December 31, 2004

Cash flows from operating activities:		
Net income		$ 13,459
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	$ 119	
(Increase) decrease in operating assets:		
Prepaid Expenses	238	
Increase (decrease) in operating liabilities:		
Accounts payable	10,253	
Total adjustments		$ 10,610
Net cash provided by operating activities		24,069
Cash flows from investing activities:		
Purchase of computer equipment	(2,846)	
Net cash used by investing activities		(2,846)
Cash flows from financing activities:		
Proceeds from members' contributions	5,088	
Payment of members' distributions	(9,650)	
Net cash used by financing activities		(4,562)
Increase in cash		16,661
Cash at beginning of the year		9,170
Cash at end of the year		25,831

The accompanying notes are an integral part of these financial statements.

Rucker Capital Partners, LLC

Notes to Financial Statements

December 31, 2004

1. Organization and Nature of Business

The Company is a licensed broker-dealer with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is a Delaware Limited Liability Company (LLC).

2. Significant Accounting Policies

Basis of Presentation

The financial statements include the accounts of the Company. The Company is engaged primarily in the private placement of investments for its clients, mergers & acquisitions and general corporate advisory services.

Depreciation

Depreciation is provided on a straight-line basis using an estimated useful life of five years.

Income Taxes

As a limited liability company the members have elected to flow-through all income tax implications to the members of the Company.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $15,508, which was $10,508, in excess of its required net capital of $5,000. The Company's net capital ratio was 0.64 to 1.

Schedule I

Rucker Capital Partners, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2004

Total members' equity		$ 18,336
Total members' equity qualified for net capital		$ 18,336
Deductions and/or charges:		
Nonallowable assets:		
Property and Equipment, net	2,728	
Prepaid Expenses	100	
		2,828
Net capital		$ 15,508
Aggregate indebtedness		
Items included in consolidated statement of financial condition:		
Accounts payable		$ 10,323
Total aggregate undebtedness		10,323
Computation of basic net capital requirement		
Minimum net capital required		$ 5,000
Excess net capital at 100 percent		$ 10,508
Excess net capital at 120 percent		$ 9,508
Ratio: Aggregate indebtedness to net capital		0.64 to 1

Schedule II

Rucker Capital Partners, LLC

Computation for Determination of Reserve Requirements Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2004

The broker-dealer is claimimg an exemption to completing this schedule due its applicablity to Rucker Capital Partners, LLC

Schedule III

Rucker Capital Partners, LLC

Information Relating to Prossession or Control Requirements
Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2004

The broker-dealer is claimimg an exemption to completing this schedule due its applicablity to Rucker Capital Partners, LLC.

Schedule IV

Rucker Capital Partners, LLC

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

As of December 31, 2004

The broker-dealer is claimimg an exemption to completing this schedule due its applicablity to Rucker Capital Partners, LLC.

STEVEN EDWARDS, CPA
37 Eastbourne Drive
Chestnut Ridge, New York 10977

Mose Rucker III
Rucker Capital Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Rucker Capital Partners, LLC (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control of and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, the National Association of Securities Dealers (NASD) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Steven Edwards, CPA

Steven Edwards, CPA
Chestnut Ridge, New York 10977
February 28, 2005